ALLTEL CORPORATION

One Allied Drive, Little Rock, Arkansas 72202

May 13, 2005

Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    ALLTEL Corporation

          Form 10-K for the fiscal year ended December 31, 2004

          Filed February 10, 2005

          File No. 1-4996

Dear Mr. Spirgel:

This letter supplements ALLTEL Corporation's ("ALLTEL") April 29, 2005 response to Comment No. 52 of your letter dated April 20, 2005, in accordance with ALLTEL's discussions with the Securities and Exchange Commission's accounting staff during the conference call held on May 11, 2005.

We appreciate the continued assistance of the staff and look forward to discussing this supplemental information with them at their convenience. Please telephone Jeffery R. Gardner (501-905-8614) or me at (501-905-8111) with questions or comments.

Very truly yours,

/s/ Francis X. Frantz

Francis X. Frantz

cc:     Robert S. Littlepage, Jr.

          Andrew Mew

          Sondra Stokes

          Daniel Zimmerman

As summarized in Exhibit I (attached), all of ALLTEL's ILEC subsidiaries that follow SFAS No. 71 are subject to rate-of-return regulation at the federal level for interstate services and five of its twenty-two ILEC subsidiaries continue to be subject to rate-of-return regulation at the state level for intrastate services. CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION FOR SECOND THROUGH FOURTH SENTENCES OF THIS PARAGRAPH.

Listed below are the additional questions asked by the SEC's accounting staff during the May 11, 2005 conference call and ALLTEL's responses thereto.

  Explain how the rate setting process for the alternative regulation plans is generally similar to the rate setting process under rate-of-return regulation and how the alternative regulation plan rate setting process meets the conditions of paragraph 5 of SFAS No. 71.

  Prior to ALLTEL's individual, state specific, alternative regulation elections in Alabama, Arkansas, Florida, Georgia, Kentucky (ALLTEL Kentucky, Inc.), North Carolina, Ohio, Pennsylvania, South Carolina and Texas, these operations were subject to rate-of-return regulation. Under rate-of-return regulation, ALLTEL's rates for intrastate services were established by independent, third party regulators (i.e., the state public service commissions) and were designed to recover the specific costs of providing the regulated services to customers, consistent with the requirements of paragraphs 5(a) and 5(b) of SFAS No. 71. Authorized rates were designed to produce recovery of costs and a specified return across the entire suite of intrastate products and services, but not necessarily for each individual product or service.

  At the time of ALLTEL's alternative regulation elections, ALLTEL's intrastate rates were "deemed lawful" by the state public service commissions and reflected ALLTEL's specific costs to provide intrastate services plus an allowed rate-of-return. To ease the administrative burden on companies seeking adjustment to their intrastate service rates, the alternative regulation plans provide for future rate increases that are generally tied to an inflationary index, such as the GDP-PI index, and are permitted for basic and non-basic services covered by the alternative regulation plans. With respect to basic intrastate services, many alternative regulation plans impose caps on the rate increases to ensure that consumers do not experience significant increases in basic rates. In addition, there are mechanisms in the majority of the alternative regulation plans that allow for the recovery of certain "exogenous" costs through rate adjustments outside of the typical GDP-PI and other inflationary-type price indexes.

  While some products and services are subject to the inflationary index process and some products and services are subject to caps, in total the alternative regulation plan price increase mechanisms are designed to provide for modest rate increases, similar to the results achieved by requiring rate case filings under rate-of-return regulation. The cost incurred to provide the capped services is recovered, in part, through the rates set for the services that are not "capped," but subject to the inflationary index and exogenous cost price increase mechanisms described above. Therefore, the alternative regulation "rate caps" have no more of a limiting effect on the ability of a company to recover its specific costs to provide intrastate services than the rate design mechanisms used under the rate-of-return regulation process. Both processes result in a company charging rates that are designed to recover its expected total specific costs plus a reasonable return and are not designed to recover the specific costs associated with individual products or services, consistent with the requirements of paragraphs 5(a) and 5(b) of SFAS No. 71.

  Describe the process in which ALLTEL may increase rates.

  Costs are not specifically evaluated in the rate change analysis. As discussed above, the inflationary index contained in an alternative regulation plan is designed to cover cost increases resulting from inflation that may be incurred during the year. Tariff sheets are revised on a regular basis to reflect the proposed prices for basic and non-basic services and are submitted to the applicable state public service commission for approval wherever price increases are allowed. The approval timeframe varies from state to state but generally ranges from 1 to 90 days. Public service commission review is generally limited to a determination that the proposed rates and related revenues are consistent with the requirements of the applicable alternative regulation plan, i.e., not in excess of allowable increases on a percentage basis. Historically, the public service commissions have approved ALLTEL's requests for tariff increases. In certain instances, ALLTEL has been required to adjust certain of its proposed rate increases in order to obtain public service commission approval. Revenues generated by application of the inflation index to existing rates are intended, in total, to reflect the general inflationary increase in the specific costs incurred by the company to provide intrastate services. Under the alternative regulation plans, a company's total revenues are designed to recover total costs, however individual rates for specific products or services may not be designed to recover the specific costs of providing those individual products or services. As stated above, ALLTEL's requests for rate increases for intrastate services under the alternative regulation plans are subject to approval by independent, third party regulators (i.e., the state public service commissions) and are designed to recover the specific costs of providing the regulated services to customers, consistent with the requirements of paragraphs 5(a) and 5(b) of SFAS No. 71.

  Describe the process in which ALLTEL may revert back to rate-of-return regulation for intrastate services in those jurisdictions in which ALLTEL has elected alternative regulation.

  Attached as Exhibit I to this response is a summary by state describing how rates for interstate, intrastate basic and intrastate non-basic services are established in each state and explaining the process by which ALLTEL may revert back to rate-of-return regulation for intrastate services. As outlined in Exhibit I, in each state in which ALLTEL operates its local exchange business, a portion of each subsidiary's revenues are presently subject to rate-of-return regulation (interstate access services, including special access and DSL services). In each of the states in which ALLTEL has elected alternative regulation, except for Georgia and South Carolina, ALLTEL has the ability to revert back to rate-of-return regulation for intrastate services, if the rates charged to customers no longer recover the specific costs of providing those services.

  Explain how certain operations in Kentucky operate under alternative regulation and follow SFAS No. 71, while the acquired operations in Kentucky follow federal price cap regulation and are not subject to SFAS No. 71.

At the time that ALLTEL acquired the local exchange operations in Kentucky from Verizon Communications, Inc. ("Verizon") in August 2002, Verizon had already discontinued the application of SFAS No. 71 for these operations, due in part, to the fact that these operations were subject to price-cap regulation for interstate services and provided service in larger cities such as Lexington where competitive pressure is more prevalent. Conversely, ALLTEL's existing interstate rate-of-return ILEC subsidiaries operate in mostly rural areas. Upon completion of the acquisition, ALLTEL did not seek to revert the acquired operations back to rate-of-return regulation for interstate services and instead sought waiver from the Federal Communications Commission ("FCC") of its "all-or-nothing" rule (Section 61.41(b) of the Communications Act of 1934) for all of its existing interstate rate-of-return ILEC subsidiaries. This waiver, granted in 2002 prior to the closing of the transaction with Verizon, permitted ALLTEL's interstate rate-of-return ILEC subsidiaries to continue to operate under rate-of-return regulation for interstate services, while permitting the acquired local exchange operations from Verizon to remain under price cap regulation. The reasons ALLTEL cited in support of the waiver request were as follows:

(1) upon closing of the transaction the acquired assets would be held by a new ALLTEL operating affiliate separate and apart from the existing ALLTEL local exchange operations;

(2) the FCC had previously acknowledged that price cap regulation should not be imposed on smaller carriers that do not exhibit the same characteristics as the largest ILECs;

(3) as a small carrier, ALLTEL's existing interstate rate-of-return ILEC subsidiaries would not benefit from the price cap economies of scope and scale enjoyed by the vastly larger Regional Bell Operating Companies;

(4) ALLTEL's existing exchanges are not contiguous to the acquired operations and are dispersed throughout the states;

(5) customer/line density, a primary driver of cost, is widely variant within ALLTEL; and

(6) ALLTEL's existing interstate rate-of-return ILEC subsidiaries do not serve any city center with a population greater than 100,000.

As previously discussed, a substantial portion of ALLTEL's ILEC revenues are either directly subject to rate-of-return regulation or are supported by rates that have been established by state public service commissions under alternative regulation plans that use a pricing methodology similar to rate-of-return regulation. For interstate telecommunications services provided by each of ALLTEL's ILEC subsidiaries, except for the Kentucky properties acquired in 2002 and the Nebraska operations acquired in 1999, the rates charged for these interconnection services remain subject to rate-of-return regulation imposed by the FCC. Accordingly, the rates charged for interconnection services have been designed to recover the specific costs of the subsidiaries, consistent with paragraphs 5(a) and 5(b) of SFAS No. 71. For intrastate services subject to alternative regulation plans, these plans provide for pricing flexibility that allow ALLTEL's individual subsidiaries to recover, in total, the specific costs of providing intrastate services to customers and future rate increases remain subject to approval by the state public service commissions, consistent with the requirements of paragraphs 5(a) and 5(b) of SFAS No. 71. In addition, as previously stated in ALLTEL's response dated April 29, 2005 to SEC Comment No. 53, each of ALLTEL's ILEC subsidiaries in 2004 generated positive operating cash flows sufficient to fund the subsidiaries' day-to-day operations and to fund their capital expenditure requirements. Based on ALLTEL's five-year forecast, the company expects each of the ILEC subsidiaries to continue to generate sufficient cash flows to fund their future operating and capital expenditure requirements. Considering these factors and consistent with the criteria discussed in paragraph 5(c) and paragraphs 66-69 of SFAS No. 71, ALLTEL has concluded that the market for its regulated basic local telecommunication services currently supports pricing levels that are sufficient to recover ALLTEL's operating costs and capitalized investment in property, plant and equipment. Accordingly, ALLTEL continues to believe that the continued application to its ILEC subsidiaries of the accounting for regulated enterprises prescribed by SFAS No. 71 is appropriate.

As discussed in ALLTEL's periodic Form 10-Q and Form 10-K filings, ALLTEL monitors closely changes in the regulatory and competitive environment in which its ILEC subsidiaries operate. In assessing the continued applicability of SFAS No. 71, ALLTEL monitors the:

  Level of competition in its markets. To date, competition has not had a significant adverse effect on the operating results of ALLTEL's ILEC subsidiaries because ALLTEL provides wireline telecommunications services in mostly rural areas. Although ALLTEL has experienced modest declines on a year-over-year basis in access lines and revenues, ALLTEL has not been required to discount intrastate service rates in response to competitive pressures.

  Level of revenues and access lines currently subject to rate-of-return regulation or which could revert back to rate-of-return regulation in the future. For its ILEC subsidiaries that follow SFAS No. 71, all interstate revenues are subject to rate-of-return regulation and comprise approximately one-fourth of ALLTEL's total ILEC regulated revenues. The majority of ALLTEL's remaining intrastate revenues are either subject to rate-of-return regulation or could become subject to rate-of-return regulation upon election by ALLTEL, subject in certain cases to approval by the state public service commissions.

  Level of profitability of the ILEC subsidiaries. ALLTEL has experienced modest declines in its operating and cash flow margins, however, the prices charged to customers for interstate and intrastate services continue to be sufficient to recover its specific costs of providing these services to customers.

Any material adverse changes in any or all of the above factors would likely cause ALLTEL to conclude that its ILEC operations no longer qualify for the application of SFAS No. 71.

EXHIBIT I

SUMMARY OF ALLTEL CORPORATION'S ILEC OPERATIONS SUBJECT TO SFAS NO. 71

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION

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